Exhibit 99.1

COSTAMARE INC.
Unaudited Consolidated Balance Sheets
As of December 31, 2015 and March 31, 2016
(Expressed in thousands of U.S. dollars)

	December 31, 2015	March 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,105	$81,199
Restricted cash	14,007	6,001
Accounts receivable	1,111	901
Inventories (Note 5)	10,578	10,820
Due from related parties (Notes 3 and 9)	6,012	2,370
Fair value of derivatives (Notes 18 and 19)	352	800
Insurance claims receivable	3,906	4,274
Prepaid lease rentals (Note 11)	4,982	4,971
Accrued charter revenue (Note 12)	457	456
Prepayments and other	3,546	3,985
Total current assets	145,056	115,777
FIXED ASSETS, NET:
Capital leased assets (Note 11)	242,966	241,081
Vessels, net (Note 6)	2,004,650	1,981,844
Total fixed assets, net	2,247,616	2,222,925
NON-CURRENT ASSETS:
Investment in affiliates (Note 9)	117,931	124,233
Prepaid lease rentals, non-current (Note 11)	35,829	34,602
Accounts receivable, non-current (Note 3)	1,425	1,425
Deferred charges, net (Note 7)	22,809	23,084
Restricted cash	48,708	47,159
Accrued charter revenue, non-current (Note 12)	569	493
Other non-current assets (Note 4)	12,612	12,663
Total assets	$2,632,555	$2,582,361
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net (Note 10)	$183,828	$183,801
Accounts payable	4,047	4,944
Due to related parties (Note 3)	371	242
Capital lease obligations, net (Note 11)	14,307	14,540
Accrued liabilities	15,225	13,446
Unearned revenue (Note 12)	18,356	14,292
Fair value of derivatives (Notes 18 and 19)	32,462	29,565
Other current liabilities	1,712	1,753
Total current liabilities	270,308	262,583
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 10)	1,134,764	1,086,995
Capital lease obligations, net of current portion (Note 11)	217,810	214,103
Fair value of derivatives, net of current portion (Notes 18 and 19)	19,655	25,160
Unearned revenue, net of current portion (Note 12)	26,508	25,925
Total non-current liabilities	1,398,737	1,352,183
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	8	8
Additional paid-in capital (Note 14)	963,904	965,248
Retained earnings	44,247	52,111
Accumulated other comprehensive loss (Notes 18 and 20)	(44,649)	(49,772)
Total stockholders' equity	963,510	967,595
Total liabilities and stockholders' equity	$2,632,555	$2,582,361

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Income
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

	Three-month period ended March 31,
	2015	2016
REVENUES:
Voyage revenue	$120,850	$120,274
EXPENSES:
Voyage expenses	(636)	(572)
Voyage expenses-related parties (Note 3)	(905)	(902)
Vessels' operating expenses	(29,551)	(26,991)
General and administrative expenses	(690)	(601)
General and administrative expenses – related parties (Note 3)	(3,259)	(1,969)
Management fees-related parties (Note 3)	(4,818)	(4,785)
Amortization of dry-docking and special survey costs (Note 7)	(1,825)	(1,934)
Depreciation (Notes 6, 11 and 20)	(25,066)	(25,281)
Amortization of prepaid lease rentals (Note 11)	(1,228)	(1,238)
Foreign exchange gains / (losses), net	290	(124)
Operating income	53,162	55,877
OTHER INCOME / (EXPENSES):
Interest income	438	361
Interest and finance costs (Note 16)	(27,943)	(18,906)
Equity loss on investments (Note 9)	(195)	(207)
Other, net	278	498
Gain / (Loss) on derivative instruments, net (Note 18)	544	(2,627)
Total other expenses	(26,878)	(20,881)
Net Income	$26,284	$34,996
Earnings allocated to Preferred Stock (Note 15)	(3,010)	(5,207)
Net income available to Common Stockholders	23,274	29,789
Earnings per common share, basic and diluted (Note 15)	$0.31	$0.40
Weighted average number of shares, basic and diluted	74,801,662	75,400,044

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars)

	March 31,
	2015	2016
Net income for the period	$26,284	$34,996
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	724	(5,149)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	25	26
Other comprehensive income / (loss) for the period	$749	$(5,123)
Total comprehensive income for the period	$27,033	$29,873

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series D)			Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value		# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
BALANCE, January 1, 2015	-		$-	4,000,000	$-	2,000,000	$-	74,800,000	$8	$858,665	$(56,134)	$103	$802,642
- Net income	-		-	-	-	-	-	-	-	-	-	26,284	26,284
- Issuance of common stock (Note 3)	-		-	-	-	-	-	149,600	-	2,634	-	-	2,634
- Dividends -Common stock	-		-	-	-	-	-	-	-	-	-	(20,944)	(20,944)
- Dividends -Preferred stock	-		-	-	-	-	-	-	-	-	-	(3,010)	(3,010)
- Other comprehensive income	-		-	-	-	-	-	-	-	-	749	-	749
BALANCE, March 31, 2015	-		$-	4,000,000	$-	2,000,000	$-	74,949,600	$8	$861,299	$(55,385)	$2,433	$808,355

BALANCE, January 1, 2016	4,000,000		$-	4,000,000	$-	2,000,000	$-	75,398,400	$8	$963,904	$(44,649)	$44,247	$963,510
- Net income	-		-	-	-	-	-	-	-	-	-	34,996	34,996
- Issuance of common stock (Note 3)	-		-	-	-	-	-	149,600	-	1,344	-	-	1,344
- Dividends -Common stock	-		-	-	-	-	-	-	-	-	-	(21,866)	(21,866)
- Dividends -Preferred stock	-		-	-	-	-	-	-	-	-	-	(5,266)	(5,266)
- Other comprehensive loss	-	`	-	-	-	-	-	-	-	-	(5,123)	-	(5,123)
BALANCE, March 31, 2016	4,000,000		$-	4,000,000	$-	2,000,000	$-	75,548,000	$8	$965,248	$(49,772)	$52,111	$967,595

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars)

	March 31,
	2015	2016
Cash Flows From Operating Activities:
Net income:	$26,284	$34,996
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25,066	25,281
Amortization of debt discount	(335)	(158)
Amortization of prepaid lease rentals	1,228	1,238
Amortization and write-off of financing costs	472	432
Amortization of deferred dry-docking and special survey costs	1,825	1,934
Equity based payments	2,634	1,344
(Gain) / Loss on derivative instruments, net	(544)	2,627
Equity loss on investments	195	207
Changes in operating assets and liabilities:
Accounts receivable	813	210
Due from related parties	(354)	3,642
Inventories	1,130	(242)
Insurance claims receivable	(260)	(368)
Prepayments and other	(2,045)	(439)
Accounts payable	(182)	897
Due to related parties	-	(129)
Accrued liabilities	265	(7,334)
Unearned revenue	116	(4,118)
Other current liabilities	(227)	41
Dry-dockings	(1,802)	(2,209)
Accrued charter revenue	627	(452)
Net Cash provided by Operating Activities	54,906	57,400
Cash Flows From Investing Activities:
Investment in affiliates	(12,963)	(6,509)
Debt securities capital redemption	-	46
Additions to vessel cost	(443)	(564)
Net Cash used in Investing Activities	(13,406)	(7,027)
Cash Flows From Financing Activities:
Capital lease repayment	(3,268)	(3,531)
Repayment of long-term debt	(49,954)	(47,856)
Payment of financing costs	-	(315)
Dividends paid	(24,022)	(27,132)
Decrease in restricted cash	6,903	9,555
Net Cash used in Financing Activities	(70,341)	(69,279)
Net decrease in cash and cash equivalents	(28,841)	(18,906)
Cash and cash equivalents at beginning of the period	113,089	100,105
Cash and cash equivalents at end of the period	$84,248	$81,199
Supplemental Cash Information:
Cash paid during the period for interest	$12,254	$12,036

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:
The accompanying unaudited interim consolidated financial statements include the accounts of Costamare Inc. ("Costamare") and its wholly-owned subsidiaries (collectively, the "Company"). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.
Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the "Konstantakopoulos Family"). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering ("Initial Public Offering") in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3) in accordance with the Group Management Agreement until November 2, 2015, and the Services Agreement (Note 3) from November 2, 2015, respectively. On March 31, 2016, the Company issued 149,600 shares to Costamare Shipping Services Ltd. (Note 3), increasing the issued share capital to 75,548,000 shares. At March 31, 2016, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 65.0% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the "Series B Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share and, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the "Series D Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share.
As of March 31, 2016 and December 31, 2015, the Company owned and/or operated a fleet of 54 container vessels with a total carrying capacity of approximately 317,774 twenty-foot equivalent units ("TEU") through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world's leading liner operators under long, medium and short-term time charters.
At March 31, 2016, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for five incorporated in the Republic of the Marshall Islands.
Revenues for the three-month periods ended March 31, 2015 and 2016, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:
	2015	2016
A	26%	27%
B	31%	30%
C	14%	13%
D	18%	18%
Total	89%	88%

The accompanying unaudited interim  consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

These unaudited interim consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2016, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2015. There have been no material changes to these policies in the three-month period ended March 31, 2016, except for as discussed below.
(a) Debt issuance costs: In April 2015, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-03 -- Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Previous guidance generally required entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn't be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements.
On January 1, 2016, the Company adopted ASU No. 2015-03 -- Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt and capital lease obligation. In order to conform with the current period presentation, the Company has reduced Deferred charges, net by $6,006 and has decreased the amount of the related current and non-current obligations by $1,658 and $4,348, respectively on the consolidated balance sheet as of December 31, 2015 (see Notes 10 and 11). This reclassification has no impact on the Company's results of operations, cash flows and net assets for any period.
(b) On January 1, 2016 the Company changed the presentation of interest accrued and realized on non-hedging derivative instruments and prospectively reclassified such from the Interest and Finance costs  line item to Gain / (Loss) on derivative instruments, net on the consolidated statements of income. Comparative figures have not been recast to reflect this change in presentation.
(c) On January 1, 2016, the Company adopted ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.
New accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments – Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-07—Investments—Equity Method and Joint Ventures (Topic 323) to simplify the accounting for equity method investments which eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This update is effective for all entities for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the guidance in ASU 2014-09 and has the same effective date as the original standard. On August 12, 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014), outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.
3. Transactions with Related Parties:
(a) Costamare Shipping Company S.A. (the "Manager" or "Costamare Shipping") and Costamare Shipping Services Ltd. ("Costamare Services"): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chairman and Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services and certain commercial services.
Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. ("Shanghai Costamare"), which is also controlled by Mr. Konstantakopoulos, or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of our containerships in exchange for a daily fee for each containership.
On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the "Group Management Agreement")  which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping and in respect of the flat fee for the supervision of each newbuild ordered by the Company and, beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares (which is equal to 0.8% of the issued and outstanding Company common stock as of January 1, 2015) payable quarterly in arrears. No separate payment is made for the services of the Company's executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services). The Group Management Agreement has been terminated on November 2, 2015.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the "Framework Agreement") and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the "Services Agreement"), a company controlled by the Company's Chairman and Chief Executive Officer and members of his family. On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company's initial public offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreement (until November 2, 2015) or the Services Agreement.
Under the Group Management Agreement until November 2, 2015 and the Framework Agreement and the Services Agreement from November 2, 2015, Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015 and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company's fleet and, (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.
After the initial term of the Framework Agreement and the Services Agreement, which expired on December 31, 2015, the Company is able to terminate both agreements, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the "Co-operation Agreement") with third-party ship managers V.Ships Greece Ltd. ("V.Ships Greece"), pursuant to which the two companies established a ship management cell (the "Cell") under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company's container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.
The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement until November 2, 2015 and the Framework Agreement from November 2, 2015 onwards. As at March 31, 2016, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 19 of Costamare's vessels.
Management fees charged by Costamare Shipping in the three-month periods ended March 31, 2015 and 2016, amounted to $4,764 and $4,785, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services as from November 2, 2015, charged (i) $902 for the three-month period ended March 31, 2016 ($905 for the three-month period ended March 31, 2015), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statement of income for the three-month period ended March 31, 2016, (ii) $625, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of income for the three-month period ended March 31, 2016 ($625 for the three-month period ended March 31, 2015) and (iii) $1,344 representing the fair value of 149,600 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the three-month period ended March 31, 2016 ($2,634 for the three-month period ended March 31, 2015). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2015 and 2016 consolidated balance sheets.
During the three-month periods ended March 31, 2016 and 2015, the Manager charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amount of $611 and $416, respectively for services provided in accordance with the respective management agreements.
The balance due from the Manager at December 31, 2015 and March 31, 2016, amounted to $3,728 and $1,764, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2015 and March 31, 2016, amounted to $371 and $242, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.
(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chairman and Chief Executive Officer. CIEL is not part of the consolidated group of the Company.  CIEL provided the Company's vessels, through to April 2013, certain ship management services such as technical support and maintenance, financial and accounting services. From April 2013 until November 2, 2015, CIEL provided services in respect of the Rena wreck. Management fees charged by CIEL in the three-month periods ended March 31, 2015 and 2016, amounted to $54 and nil, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at both December 31, 2015 and March 31, 2016 amounted to $606 and is included in Due from related parties in the accompanying consolidated balance sheets.
(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company's Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare's General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples' Republic of China and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company's vessels have been subcontracted from the Manager to Shanghai Costamare. As of March 31, 2016, Shanghai Costamare provided such services to thirteen (13 as of December 31, 2015) of the Company's containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2015 and March 31, 2016.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

4. Other non-current assets:
As of July 16, 2014, Zim Integrated Services ("Zim") and its creditors including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim's equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the three-month period ended March 31, 2016, the Company recorded $158 in relation to their fair value unwinding ($335 for the three-month period ended March 31, 2015), which is included in "Interest income" in the consolidated statement of income for the three-month period ended March 31, 2016. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at March 31, 2016, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. The equity securities are carried at cost in the accompanying consolidated balance sheet as at March 31, 2016, which approximates the fair value of the instruments at inception considering that it relates to a nonmonetary exchange (as described above). No dividends have been received from Zim since July 16, 2014. During the three-month period ended March 31, 2016 the Company received a $46 capital redemption, of the Series 1 Notes, reducing the principal to $1,406. As of March 31, 2016, the Company has assessed for other than temporary impairment of its investment in Zim and has concluded that no impairment existed.

5. Inventories:

Inventories of $10,578 and $10,820 in the accompanying balance sheets at December 31, 2015 and March 31, 2016, respectively relate to bunkers, lubricants and spare parts.

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	2,950,042	(945,392)	2,004,650
Depreciation	-	(23,370)	(23,370)
Other vessels' costs	564	-	564
Balance, March 31, 2016	2,950,606	(968,762)	1,981,844

Forty-four of the Company's vessels, with a total carrying value of $1,818,363 as of March 31, 2016, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the three vessels under the sale and leaseback transaction described in Note 11.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are analyzed as follows:

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

Dry-docking and Special Survey Costs
Balance, December 31, 2015	22,809
Additions	2,209
Amortization	(1,934)
Balance, March 31, 2016	23,084

During the three-month period ended March 31, 2015 two vessels underwent and completed their special surveys. During the three-month period ended March 31, 2016 one vessel underwent and completed its special survey, while two vessels were in process of undergoing their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. ("Costamare Ventures"), entered into a Framework Deed (the "Framework Deed") with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, "York") to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.
Under the terms of the Framework Deed, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Deed (the "affiliate ship-owning companies") and York would hold the balance. The Framework Deed was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.
The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the "Restated Framework Deed"). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% of the equity in the affiliate ship-owning companies, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.
On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. As at March 31, 2016, the Company holds a range of 25% to 49% of the capital stock of nineteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

9. Investment in Affiliates:

The affiliate companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

		Participation %	Date Established
Entity	Vessel/Hull	March 31, 2016	/Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Skerrett Maritime Co.	Hull NCP0152	49%	December 23, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Triton (Note 21(c))	40%	October 16, 2013
Bertrand Maritime Co.	Hull HN2122	40%	October 16, 2013
Beardmore Maritime Co.	Hull HN2123	40%	December 23, 2013
Schofield Maritime Co.	Hull HN2124	40%	December 23, 2013
Fairbank Maritime Co.	Hull HN2125	40%	December 23, 2013
Platt Maritime Co.	Hull YZJ1206	49%	May 18, 2015
Sykes Maritime Co.	Hull YZJ1207	49%	May 18, 2015
Connell Maritime Co.	n/a	40%	December 18, 2013

On July 12, 2013, in accordance with the Framework Deed, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies. There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.
In July 2013, Costamare Ventures participated with a 49% interest in the equity of Kemp Maritime Co. and Hyde Maritime Co. which entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing in aggregate $921 during the year ended December 31, 2015 and $333 during the three-month period ended March 31, 2016.
During the year ended December 31, 2015, Costamare Ventures participated with a 25% interest in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., which entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $13,200 in the aggregate.
During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing $30,305, in the aggregate. In December 2014, these five companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of 12 years. Upon novation of the contracts, the Company received the amount of $23,400 in the form of a dividend. During the year ended December 31, 2015 and the three-month period ended March 31, 2016, Costamare Ventures contributed in aggregate $1,090 and $5,181, respectively, to such companies.
During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Connell Maritime Co. by contributing the amount of $6,669 and with a 49% interest in the equity of Smales Maritime Co. by contributing the amount of $4,654 for the acquisition of the secondhand vessel Elafonisos of which $251 was refunded to the Company during the year ended December 31, 2015. Furthermore, during the year ended December 31, 2015, Costamare Ventures participated with a 49% interest in the equity of Geyer Maritime Co. by contributing the amount of $3,212 for the acquisition of the secondhand vessel Arkadia.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

In March 2015, Costamare Ventures participated with a 49% interest in the equity of Skerrett Maritime Co., which entered into a ship-building contract for the construction of an 11,000 TEU container vessel. During the year ended December 31, 2015 and the three-month period ended March 31, 2016, Costamare Ventures contributed in aggregate, the amount of $21,662 and $2, respectively. In October 2015, Costamare Ventures participated with a 49% interest in the equity of Goodway Maritime Co., for the acquisition of the secondhand vessel Monemvasia, which was delivered in February 2016, by contributing in aggregate the amount of $637 during the year ended December 31, 2015 and $2,925 during the three month period ended March 31, 2016.
During the year ended December 31, 2015, Costamare Ventures participated with a 49% interest in the equity of Platt Maritime Co. and Sykes Maritime Co., who entered into ship-building contracts for the construction of two 3,800 TEU container vessels, by contributing $4,410, in the aggregate. In December 2015, these two companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of seven years. Upon novation of the contracts in February 2016, the Company received the amount of $2,744 in the form of special dividend.
For the three-month periods ended March 31, 2015 and 2016, the Company recorded net losses of $195 and $207, respectively, which are separately reflected as Equity loss on investments in the accompanying consolidated statements of income.
In addition, Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2015 and March 31, 2016, the aggregate balance due from the three companies, amounted to $1,678 and nil, respectively and are included in Due from related parties in the accompanying consolidated balance sheets.

The summarized combined financial information of the affiliates is as follows:

	December 31, 2015	March 31, 2016
Non-current assets	290,805	302,702
Current assets	11,969	12,850
	302,774	315,552

Current liabilities	5,335	5,421

	Three-month periods ended March 31,
	2015	2016
Voyage revenue	3,595	3,124
Net loss	(668)	(532)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

Borrower(s)			December 31, 2015	March 31, 2016
1.	Credit Facility		495,993	473,520
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	82,500	82,500
	2.	Mas Shipping Co.	30,625	26,500
	3.	Montes Shipping Co. and Kelsen Shipping Co.	66,000	66,000
	4.	Capetanissa Maritime Corporation	45,000	42,500
	5.	Rena Maritime Corporation	42,500	40,000
	6.	Costamare Inc.	60,463	57,925
	7.	Costamare Inc.	111,417	106,960
	8.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	193,545	189,725
	9.	Raymond Shipping Co. and Terance Shipping Co.	126,878	124,150
	10.	Costamare Inc.	68,170	65,455
			827,098	801,715
		Total	1,323,091	1,275,235
		Less: Deferred financing costs	(4,499)	(4,439)
		Total long term debt, net	1,318,592	1,270,796
		Less: Long-term debt current portion	(185,259)	(185,259)
		Add: Deferred financing costs, current portion	1,431	1,458
		Total long term debt, non-current, net	1,134,764	1,086,995

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the "Facility") for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company's option) LIBOR plus margin.
The outstanding balance of the Facility as of March 31, 2016, is repayable in 9 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,263 payable together with the last installment.
The Facility, as of March 31, 2016, was secured with, among others, first priority mortgages over 18 of the Company's vessels, first priority assignment of vessels' insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.
The Facility and certain of the term loans described under Note 10.2 below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000. The Company's other term loans described under Note 10.2 below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at March 31, 2016, the outstanding balance of the loan of $82,500 is repayable in 5 equal semi-annual installments of $4,500, each from May 2016 to May 2018 and a balloon payment of $60,000 payable together with the last installment.
2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at March 31, 2016, the outstanding balance of the loan of $26,500 is repayable in 4 equal semi-annual installments of $4,125, each from August 2016 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, these two subsidiaries of Costamare entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. As at March 31, 2016, the outstanding balance of the loan of $66,000 is repayable in 10 consecutive semi-annual variable installments from June 2016 until December 2020 and a balloon payment of $12,000 payable together with the last installment.
4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at March 31, 2016, the outstanding balance of the loan of $42,500 is repayable in 5 equal semi-annual installments of $2,500 each from August 2016 to August 2018 and a balloon payment of $30,000 payable together with the last installment.
5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at March 31, 2016, the outstanding balance of the loan of $40,000 is repayable in 4 equal semi-annual installments of $2,500 each from August 2016 to February 2018 and a balloon payment of $30,000 payable together with the last installment.
6. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of March 31, 2016, the Company had drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at March 31, 2016, the outstanding balance of the tranche (a) of the loan of $21,175 is repayable in 14 equal quarterly installments of $962.5 from May 2016 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at March 31, 2016, the outstanding balance of the tranche (b) of the loan of $24,150 is repayable in 15 equal quarterly installments of $1,050 from April 2016 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at March 31, 2016, the outstanding balance of the tranche (c) of the loan of $12,600 is repayable in 16 equal quarterly installments of $525 from May 2016 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the tranche (d) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the tranche (e) of the loan was fully repaid.
7. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011. Through December 31, 2013, the Company had drawn $133,700 in the aggregate, in order to partly finance the installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at March 31, 2016, the outstanding balance of the loan of $106,960 is repayable in 10 equal semi-annual installments of $4,456.7 from July 2016 until January 2021 and a balloon payment of $62,393 payable together with the last installment.
8. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024. The drawdown of the facility was made in three tranches. As at March 31, 2016, the aggregate outstanding balance of tranches (a) and (b) of $124,785 relating to Hull S4020 (Valor) and Hull S4022 (Valiant), is repayable in 17 equal quarterly installments of $1,273.4 for each tranche from April 2016 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at March 31, 2016, the outstanding balance of the tranche (c) of $64,939 relating to Hull S4024 (Vantage) is repayable in 19 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from May 2016 to November 2020.
9. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023. As at March 31, 2016, the outstanding balance of the tranche (a) of $61,393 relating to Hull S4021 (Value), is repayable in 17 equal quarterly installments of $1,364.3 from June 2016 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at March 31, 2016, the outstanding balance of tranche (b) of the loan of $62,757 relating to Hull S4023 (Valence) is repayable in 18 equal quarterly installments of $1,364.3 from May 2016 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

10. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012 upon the delivery of the vessel. In April 11, 2014, the Company entered into another supplemental agreement, for a further amount of $9,000 to partly finance the acquisition of the vessel Neapolis, which was drawn down in April 2014 upon the delivery of the vessel. In May 2014, the Company repaid the amount of $6,495 due to the sale of Konstantina. Furthermore in September 2014 the Company repaid the amount of $6,000 due to the sale of Akritas. In November 2015, the Company repaid the amount of $3,900 due to the sale of MSC Challenger. As at March 31, 2016, the outstanding balance of $65,455 is repayable in 11 equal quarterly installments of $2,715 from June 2016 to December 2018 and a balloon payment of $35,590 payable together with the last installment.
The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses ("VMC") in the range of 80% to 125% and restrictions in dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after March 31, 2016, are as follows:

Year ending December 31,	Amount
2016	137,403
2017	185,259
2018	564,046
2019	70,396
2020	251,281
2021	66,850
1,275,235

The interest rates of Costamare's long-term debt at December 31, 2015 and March 31, 2016, were in the range of 1.11%-6.75% and 1.45%-6.75%, respectively. The weighted average interest rate as at December 31, 2015 and March 31, 2016, was 4.2% and 4.3%, respectively.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 16) for the three-month periods ended March 31, 2015 and 2016, amounted to $22,817 and $13,420, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.

3. Financing Costs
The amounts of financing costs included in the loan balances are analyzed as follows:

Balance, December 31, 2015	4,499
Additions	315
Amortization	(375)
Balance, March 31, 2016	4,439
Less: Current portion of financing costs	(1,458)
Financing costs, non-current portion	2,981

Financing costs represent fees paid to the lenders for the conclusion of the Company's financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
(Expressed in thousands of U.S. dollars, except share and per share data)

11. Capital Leased Assets and Capital Lease Obligations:

The newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively. At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi, by entering into a ten-year sale and leaseback transaction for each vessel upon their respective deliveries. The shipbuilding contracts for these vessels were novated to a financial institution for an amount of $85,572 each which took delivery of the vessels and the vessels were leased back for a period of ten years.
The sale and leaseback transactions were classified as capital leases. Furthermore, as the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was considered as prepaid lease rentals. In this respect, an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals.
The total value of the three vessels at the inception of the capital lease transactions amounted to $256,716. The depreciation charged during the three-month periods ended March 31, 2015 and 2016, amounted to $1,869 and $1,885, respectively, and are included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2015 and March 31, 2016, the net book value of the three vessels amounted to $242,966 and $241,081, respectively and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

The balance of prepaid lease rentals, as of December 31, 2015 and March 31, 2016, is analyzed as follows:

	December 31, 2015	March 31, 2016
Prepaid lease rentals	45,793	40,811
Less: Amortization of prepaid lease rentals	(4,982)	(1,238)
Prepaid lease rentals	40,811	39,573
Less: current portion	(4,982)	(4,971)
Non-current portion	35,829	34,602

The capital lease obligations amounting to $230,093 as at March 31, 2016, are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the three-month periods ended March 31, 2015 and 2016 amounted to $4,312 and $4,120, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income.

The annual lease payments in aggregate required under the capital leases after March 31, 2016, are as follows:

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

Year ending December 31,	Amount
2016	23,101
2017	30,698
2018	30,698
2019	30,699
2020	30,783
2021 and thereafter	176,769
Total	322,748
Less: Amount of interest	(92,655)
Total lease payments	230,093
Less: Financing costs, net	(1,450)
Total lease payments, net	228,643

The total capital lease obligations, net of related financing costs are presented in the accompanying March 31, 2016, consolidated balance sheet as follows:

Capital lease obligation – current	14,764
Less: current portion of financing costs	(224)
Capital lease obligation – non current	215,329
Less: non-current portion of financing costs	(1,226)
228,643

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2015 and March 31, 2016, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2015, the net accrued charter revenue, totaling to ($35,369) comprises $457 separately reflected in Current assets, $569 separately reflected in Non-current assets, and ($36,395) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2015 consolidated balance sheet. As at March 31, 2016, the net accrued charter revenue, totaling to ($34,917) comprises $456 separately reflected in Current assets, $493 separately reflected in Non-current assets, and ($35,866) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2016 consolidated balance sheet. The maturities of the net accrued charter revenue of March 31, 2016 as of December 31 of each year presented below are as follows:
Year ending December 31,	Amount
2016	(7,849)
2017	(11,336)
2018	(8,895)
2019	(6,837)
(34,917)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2015 and March 31, 2016, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2015	March 31, 2016
Hires collected in advance	8,469	4,351
Charter revenue resulting from varying charter rates	36,395	35,866
Total	44,864	40,217
Less current portion	(18,356)	(14,292)
Non-current portion	26,508	25,925

13. Commitments and Contingencies:

(a) Time charters: As at March 31, 2016, the Company has entered into time charter arrangements on all of its vessels in operation, with the exception of four vessels, with international liner operators. These arrangements as at March 31, 2016, have remaining terms of up to 96 months. After March 31, 2016, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels' committed, non-cancelable, time charter contracts, are as follows:

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

Year ending December 31,	Amount
2016	335,200
2017	376,625
2018	198,759
2019	122,306
2020	93,841
2021 and thereafter	217,011
1,343,742

(b) Pursuant to the Restated Framework Deed the Company has a contractual commitment of approximately $104,535 representing 49% of the remaining construction cost of five vessels under construction, 40% of the remaining construction cost of four vessels under construction and 25% of the construction cost of two vessels under construction (Note 9).
(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.
The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity ("P&I") Clubs, members of the International Group of P&I Clubs.

14. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Konstantakopoulos Family. On July 12, 2010, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the "Stock Split"). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

During 2015, the Company issued 448,800 shares, in aggregate, at par value of $0.0001 to Costamare Shipping pursuant to the Group Management Agreement (Note 3). Furthermore, on December 31, 2015, the Company issued 149,600 shares, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). On March 31, 2016, the Company issued 149,600 shares, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance.. There were no share based payment awards outstanding during the three-month period ended March 31, 2016.

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Preferred Stock in the United States under the Securities Act, which pay a dividend of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

On January 22, 2014, the Company issued 4,000,000, Series C Preferred Stock in the United States under the Securities Act, which pay a dividend of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

On May 13, 2015, the Company issued 4,000,000, Series D Preferred Stock in the United States under the Securities Act, which pay a dividend of 8.75% per annum in arrears on a quarterly basis (equal to $2.1875 per annum per share) at $25 per share. At any time after May 13, 2020, the Series D Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,616.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015 and the net proceeds received from the issuance of such shares and (iv) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3).

(d) Dividends declared and / or paid: During the three-month period ended March 31, 2015, the Company declared and paid to its common stockholders $20,944 or $0.28 per common share for the fourth quarter of 2014. During the three-month period ended March 31, 2016, the Company declared and paid to its common stockholders $21,866 or $0.29 per common share for the fourth quarter of 2015. During the three month period ended March 31, 2015 the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2014 to January 14, 2015. During the three-month period ended March 31, 2015, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2014 to January 14, 2015. On March 27, 2015, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock and a dividend of $0.531250 per share on the Series C Preferred Stock, for the period January 15, 2015 to April 14, 2015. During the three month period ended March 31, 2016 the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2015 to January 14, 2016. During the three-month period ended March 31, 2016, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2015 to January 14, 2016. During the three-month period ended March 31, 2016, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2015 to January 14, 2016.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. In January 2014, the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Additionally, in May 2015, the Company issued Series D Preferred Stock, receiving an annual dividend of 8.75% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the three-month periods ended March 31, 2015 and 2016, amounted to $3,010 and $5,207, respectively.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

	March 31,
	2015	2016
	Basic EPS	Basic EPS
Net income	$26,284	$34,996
Less: paid and accrued earnings allocated to Preferred Stock	(3,010)	(5,207)
Net income available to common stockholders	23,274	29,789
Weighted average number of common shares, basic and diluted	74,801,662	75,400,044
Earnings per common share, basic and diluted	$0.31	$0.40

16.  Interest and Finance Costs:
 The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Three-month periods ended March 31,
	2015	2016
Interest expense	11,360	11,618
Swap effect	15,769	5,922
Amortization and write-off of financing costs	472	432
Commitment fees	276	-
Other financing costs	-	866
Bank charges and other	66	68
	27,943	18,906

For the three-month period ended March 31, 2015, the swap effect includes non-hedging instruments' interest amounting to $5,436. The non-hedging instruments' interest for the three-month period ended March 31, 2016 amounted to $2,239 and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

17. Taxes:

Under the laws of the countries of incorporation for the vessel owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.
The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.
These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company's Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in "Other comprehensive income" and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.
At December 31, 2015 and March 31, 2016, the Company had interest rate swap agreements with an outstanding notional amount of $904,627 and $869,395, respectively. The fair value of these interest rate swaps outstanding at December 31, 2015 and March 31, 2016, amounted to a liability of $39,654 and a liability of $44,142, respectively and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and January 2021.
During the three-month periods ended March 31, 2015 and 2016, the realized ineffectiveness on the interest rate swaps discussed under (a) above was a loss of $60, and nil, respectively and are included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.
The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $21,139.
(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2015 and March 31, 2016, the Company had interest rate swap agreements with an outstanding notional amount of $207,439 and $203,666, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2015 and March 31, 2016, was a liability of $12,463 and a liability of $10,583, respectively and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.
(c) Foreign currency agreements: As of March 31, 2016, the Company was engaged in ten Euro/U.S. dollar forward agreements totaling $12,500 at an average forward rate of Euro/U.S. dollar 1.0713 expiring in monthly intervals up to August 2016.
As of December 31, 2015, the Company was engaged in sixteen Euro/U.S. dollar forward agreements totaling $20,000 at an average forward rate of Euro/U.S. dollar 1.0725 expiring in monthly intervals up to August 2016.

The total change of forward contracts fair value for the three-month period ended March 31, 2016, was a gain of $448 (loss of $1,420 for the three-month period ended March 31, 2015) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

The Effect of Derivative Instruments for the three-month ended March 31, 2015 and 2016

Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2015	2016		2015	2016
Interest rate swaps	(9,609)	(11,071)	Gain / (Loss) on derivative instruments, net	(60)	-
Reclassification to Interest and finance costs	10,333	5,922		-	-
Total	724	(5,149)		(60)	-

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2015	2016
Non hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	2,024	(3,075)
Ineffective portion of hedging interest rate swaps	Gain / (Loss) on derivative instruments, net	(60)	-
Forward contracts	Gain / (Loss) on derivative instruments, net	(1,420)	448
Total		544	(2,627)

The realized loss on non-hedging interest rate swaps included in "Gain / (Loss) on derivative instruments, net" amounted to $2,239 for the three-month period ended March 31, 2016.

19. Financial Instruments:

(a) Interest rate risk: The Company's interest rates and loan repayment terms are described in Note 10.
(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), investments in affiliates, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, investments in affiliates and equity and debt securities by performing ongoing credit evaluations of its customers', affiliates' and investees' financial condition and generally does not require collateral for its accounts receivable.
(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2015 and March 31, 2016, the fair value of these interest rate swaps in aggregate amounted to a liability of $52,117 and $54,725, respectively.
The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2015 and March 31, 2016, amounted to an asset of $352 and an asset of $800, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	352	-	352	-
Interest rate swaps-liability position	(52,117)	-	(52,117)	-
Total	(51,765)	-	(51,765)	-

	March 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	800	-	800	-
Interest rate swaps-liability position	(54,725)	-	(54,725)	-
Total	(53,925)	-	(53,925)	-

20. Comprehensive Income:

During the three-month period ended March 31, 2015, Other comprehensive income increased with net gains of $749 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $9,609), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $10,333) and, (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($25). During the three-month period ended March 31, 2016, Other comprehensive income decreased with net losses of $5,123 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $11,071), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $5,922) and, (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($26).
As at March 31, 2015 and 2016, Comprehensive income amounted to $27,033 and $29,873, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the net settlements on interest rate swaps amounts to $21,139.

21. Subsequent Events:

(a)	Declaration of Dividends (common stock): On April 1, 2016, the Company declared a dividend for the first quarter ended March 31, 2016, of $0.29 per share on our common stock, payable on May 4, 2016, to stockholders of record on April 19, 2016

(b)	Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On April 1, 2016, the Company declared a cash dividend of $953 or $0.476563 per share on its Series B Preferred Stock, a cash dividend of $2,125 or $0.531250 per share on its Series C Preferred Stock and a cash dividend of $2,188 or $0.546875 per share on its Series D Preferred Stock, paid on April 15, 2016, to holders of record on April 14, 2016.

COSTAMARE INC.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2015 and 2016
 (Expressed in thousands of U.S. dollars, except share and per share data)

(c)	Vessel acquisition: On May 3, 2016, pursuant to the Restated Framework Deed, the Company took delivery of the newbuild, 14,000 TEU containership Triton (ex. Hull HN 2121) (Note 9).

(d)	Drawdown of a New Term Loan: On May 6, 2016, Uriza Shipping Co. entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 Uriza Shipping Co. drewdown the amount of $39,000. The loan bears interest at LIBOR plus margin and is repayable in 20 equal quarterly installments of $1,083.3, from August 2016 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.